February 6, 2019

Noreen Griffin
Chief Executive Officer and Director
Immune Therapeutics, Inc.
37 North Orange Ave, Suite 607
Orlando, FL 32801

       Re: Immune Therapeutics, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed November 27, 2018
           File No. 000-54933

Dear Ms. Griffin:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance
cc:    Arden E. Anderson, Esq.